WOODSIDE

1 July 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Blacktip Gas Sales Agreement terminated, lodged with the Australian Stock Exchange on 27 June 2005;
- Drilling Report – AC/P8 Petalonia North-1, lodged with the Australian Stock Exchange on 28 June 2005;
- Woodside approves Neptune development, lodged with the Australian Stock Exchange on 1 July 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 27 JUNE 2005
12:00PM (WST)

WOODSIDE

MEDIA
MIKE LANE
W: + 61 8 8980 2701
M: + 61 419 042 116
E: mike.lane@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

BLACKTIP GAS SALES AGREEMENT TERMINATED

Woodside confirms that it has received a notice from Alcan Gove Pty Ltd terminating the gas sales agreement between the Blacktip joint venturers and Alcan.

Alcan and the Blacktip joint venturers, Woodside Energy Ltd. and Eni Australia BV, had agreed in November 2004 on the sale and purchase of 800 petajoules of gas from Blacktip over about 20 years from 2007.

Under the agreement, gas from the offshore Blacktip field, about 245km south-west of Darwin, was scheduled to be delivered into the proposed 950 kilometre onshore Trans-Territory Pipeline to Gove in the Northern Territory.

The Blacktip joint venturers are Woodside Energy Ltd. (53.85% and operator) and Eni Australia BV (46.15%).

82-2280

ASX ...UNCEMENT
(ASX:

TUESD... 2005
12.00P...

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

AC/P8
PETALONIA NORTH-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that on 28 June 2005 at 06:00 hours ACST the exploration well Petalonia North-1 had reached a depth of 3,704 metres and is presently pulling out of hole prior to running 7 inch liner and drilling ahead to total depth in 6 inch hole.

The Atwood Eagle drill rig is drilling the well. The well is located in the Timor Sea approximately 10 kilometres southwest of the Laminaria Oil Field and 570 kilometres northwest of Darwin. Water depth at the location is 342 metres. Planned total depth is approximately 3,920 metres.

All reported depths (excepting water depth) are referenced to the rig rotary table.

The joint venture participants in the Petalonia North-1 well are Woodside (66.67%) and Paladin Oil & Gas (Australia) Pty Limited (33.33%). Woodside is operator of the AC/P8 joint venture.


126°0'0"E
128°0'0"E
130°0'0"E
AC/P 8
Petalonia North-1
12°0'0"S
14°0'0"S
DARWIN

PETALONIA NORTH - 1 WELL LOCATION

WOODSIDE

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 1 JULY 2005
7:00AM (WST)

WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE APPROVES NEPTUNE DEVELOPMENT

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., has approved capital expenditure for its share of the Neptune oil and gas field development in the Gulf of Mexico.

Woodside Energy (USA) Inc. has a 20% interest in the Neptune joint venture.

When the project comes on line in late 2007, it will provide Woodside's first deepwater Gulf of Mexico oil production.

Neptune is in about 1,300 metres (4250 feet) of water, 180 kilometres off Louisiana. Recoverable reserves from the field are expected to be between 100 and 150 million barrels of oil equivalent.

Production will be initially through seven subsea wells tied to a stand-alone platform with a design capacity to produce up to 50,000 barrels of oil a day and 50 million cubic feet of gas a day.

Joint venture participants in Neptune are Woodside Energy (USA) Inc. (20%), BHP Billiton (35% and operator), Marathon Oil Company (30%) and Maxus (US) Exploration Company, a subsidiary of Repsol YPF (15%).